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Metropolitan Life Insurance Company
200 Park Avenue
New York, NY 10166

MetLife Insurance Company USA
11225 North Community House Road
Charlotte, NC 28277

VIA EDGAR TRANSMISSION
----------------------
February 17, 2015

Min Oh
Senior Counsel
U.S. Securities and Exchange Commission
Division of Investment Management
Insured Investment Office
100 F Street, N.E.
Washington, D.C. 20549-4644

RE:   METROPOLITAN LIFE INSURANCE COMPANY
      METROPOLITAN LIFE SEPARATE ACCOUNT E (811-04001):

      POST-EFFECTIVE AMENDMENT NO. 16 TO THE REGISTRATION STATEMENT ON FORM N-4 (FILE NO. 333-176654) (PREFERENCE PREMIER (OFFERED ON AND AFTER
      OCTOBER 7, 2011))

      METLIFE INSURANCE COMPANY USA
      METLIFE INVESTORS USA SEPARATE ACCOUNT A (811-03365):

      POST-EFFECTIVE AMENDMENT NO. 3 TO THE REGISTRATION STATEMENT ON FORM N-4 (FILE NO. 333-200231) (SERIES VA (OFFERED ON AND AFTER OCTOBER 7, 2011));

      POST-EFFECTIVE AMENDMENT NO. 3 TO THE REGISTRATION STATEMENTS ON FORM N-4 FILE NO. 333-200236) (SERIES L - 4 YEAR (OFFERED ON AND AFTER APRIL 29,
      2013));

      POST-EFFECTIVE AMENDMENT NO. 3 TO THE REGISTRATION STATEMENT ON FORM N-4 (FILE NOS. 333-200232 (SERIES S (OFFERED ON AND AFTER OCTOBER 7, 2011) AND S - L SHARE OPTION (OFFERED ON AND AFTER OCTOBER 7, 2011)); AND

      POST-EFFECTIVE AMENDMENT NO. 3 TO THE REGISTRATION STATEMENTS ON FORM N-4 FILE NO. 333-200233; (SERIES VA - 4 (OFFERED ON AND AFTER OCTOBER 7,2011))

Dear Mr. Oh:

Metropolitan Life Insurance Company and MetLife Insurance Company USA(the "Companies"), each on its own behalf and on behalf of Metropolitan Life Separate Account E and MetLife Investors USA Separate Account A (the "Separate Accounts"),

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Min Oh, Esq.
February 17, 2015
Page 2

respectively, provide this letter in connection with oral comments provided by the staff of the U.S. Securities and Exchange Commission ("Commission") on January 12, 2015, January 30 2015 and February 9, 2015, with respect to the above referenced Post-Effective Amendments to the Separate Accounts' registration statements.

The Companies acknowledge that:

    o Commission staff comments or changes to disclosure in response to Commission staff comments in the filings reviewed by the Commission staff do not foreclose the Commission from taking any action with respect to the filings;

    o the Companies, on behalf of the Separate Accounts, are responsible for the adequacy and accuracy of the disclosure in the filings; and

    o the Companies, on behalf of the Separate Accounts, may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                     * * *

If you have any questions or further comments, please call the undersigned at
(980) 949-4403 or Tom Conner at (202) 414-9208.

Sincerely,

/s/ Elizabeth M. Forget
------------------------------------
Elizabeth M. Forget
Executive Vice President
Metropolitan Life Insurance Company


/s/ Elizabeth M. Forget
------------------------------------
Elizabeth M. Forget
Senior Vice President
MetLife Insurance Company USA

cc:  W. Thomas Conner, Esq.
     John M. Richards, Esq.